EXHIBIT 99.1

For Immediate Release	Date: July 10,2024
24-21-TR

Teck to Release Second Quarter 2024 Results on July 24, 2024

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) will release its second quarter 2024 earnings results before market open on Wednesday, July 24, 2024.

A webcast to review the results will be held as follows:

Date:	Wednesday, July 24, 2024
Time:	8:00 a.m. PT / 11:00 a.m. ET
Listen-Only Webcast:	here
Dial In for Investor & Analyst Q&A:	647.484.8814 or 1.844.763.8274
Quote “Teck Resources”, to join the call
Alternate, pre-register to the call for Q&A:	registration link

An archive of the webcast will be available at teck.com within 24 hours.

About Teck

Teck is a leading Canadian resource company focused on responsibly providing metals essential to economic development and the energy transition. Teck has a portfolio of world-class copper and zinc operations across North and South America and an industry-leading copper growth pipeline. We are focused on creating value by advancing responsible growth and ensuring resilience built on a foundation of stakeholder trust. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Ellen Lai

Coordinator, Investor Relations

604.699.4257

ellen.lai@teck.com

Media Contact:

Dale Steeves

Director, Stakeholder Relations

236.987.7405

dale.steeves@teck.com